                                                                    Exhibit 99.6


                                                    Hanover Direct, Inc.
                                                    1500 Harbor Boulevard
                                                    Weehawken, N.J.
                                                    07087

                                                    201 863 7300



                                                _______, 1997


To Our Shareholders:

         Hanover Direct, Inc. is distributing to the holders of its outstanding Common Stock, at no cost, Rights to purchase additional shares of Common Stock in a Rights Offering. Shareholders will receive .3824 Rights for each share of Common Stock held by them as of the close of business on [day], _________, 1997. Each whole right will entitle the holder thereof to a Subscription Privilege to purchase one share of Common Stock at $.90 per share.

         Subscription certificates will not be mailed to shareholders whose addresses are outside the United States. Instead, the Subscription Agent, American Stock Transfer & Trust Company, is holding on your behalf a Subscription Certificate evidencing .3824 transferable Rights for each share of Common Stock that you owned at the close of business on [day], _________, 1997. Your Rights may be exercised, transferred or sold as explained more fully in the accompanying Instructions by instructing the Subscription Agent. If such instructions are not received by the Subscription Agent by 11:00 a.m., New York City time, on [day], _________, 1997, your Rights will, if feasible, be sold, and the net proceeds will be remitted to you, unless prohibited by applicable laws and regulations.

         Instructions to the Subscription Agent should be directed (1) if by mail, to American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005, or (2) if by telephone, to ___________________
(212) 936-5100.

         Please act promptly if you choose to exercise, sell or otherwise dispose of your Rights. Please bear in mind that in order for the exercise of the Rights to be valid, the payment of the Subscription Price for the Rights being exercised must be received no later than 5:00 p.m., New York City time, on [day], _________, 1997, and such payments by uncertified check must have cleared by such time.

         The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.

         YOU ARE URGED TO ACT PROMPTLY. THE RIGHTS OFFERING AND THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON [DAY], _________, 1997.

                                        Very truly yours,



                                        RAKESH K. KAUL
                                        President and Chief Executive Officer